UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

March 10, 2006

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Box 41, Suite 1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3G2

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

Box 41, Suite 1400 – 400 Burrard Street

Vancouver, BC  V6C 3G2

Tel: 604-682-8439

NEWS RELEASE

NEWS RELEASE

Friday, March 10, 2006

Symbol: GTVCF:OTCBB

Gold Found on Gladys Lake Property

Further to the news release of December 9, 2005, Globetech company geologist John Kowalchuk, P.Geol. reports that the Gladys Lake Property also contains gold.  Although Globetech has recently focussed on the molybdenum potential at Gladys Lake, the company will also evaluate the potential of gold mineralization peripheral to the molybdenum bearing stock. The vendor of the Gladys Lake property had originally staked the property on the basis of gold.

Davenport, Lincoln and consolation creeks draining the ridge hosting the molybdenum mineralization are all staked for placer gold.  Minfile reports for these placer deposits that only small amounts of gold were recovered however much of the gold was reported as coarse gold. In fact, the original lode claims (Lett 1 to 6) staked by the prospector were to cover suspected gold mineralization.  In 1990, Waratah Investment Corporation recovered anomalous gold in soil samples peripheral to the molybdenite bearing stock.  A total of ten soil samples ranging from 26 ppb gold to 1,010 ppb gold were taken from two lines north and south of the molybdenum mineralization.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia.  The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and soil geochemical surveys, trenching and 726 metres of diamond drilling were completed.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group.  These rocks are intruded by small bodies of Late Mesozoic alaskite.  The alaskite consists of a ring-dyke complex exposed at higher elevations and a large stock-like body at depth.  Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks.  The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite.  Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled.  The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.  Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet).  This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

ON BEHALF OF THE BOARD

“Casey Forward”             .

Casey Forward, President

Forward-Looking Statement

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws that involve risks and uncertainties.  Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved.  Factors that could cause actual results to differ materially from expectations include the effects of general economic conditions, actions by government authorities, uncertainties associated with contract negotiations, additional financing requirements, market acceptance of the Company’s products and competitive pressures. These factors and others are more fully discussed in Company filings with U.S. securities regulatory authorities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, Director

March 10, 2006